UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 16, 2026

IB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-41988	85-2946784
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1200 N Federal Highway, Suite 215

Boca Raton, FL 33432

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (214) 687-0020

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value US$0.0001 per share	IBAC	The Nasdaq Stock Market LLC
Rights, each entitling the holder to receive one-twentieth of one share of common stock	IBACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement and Related Issuances

On March 16, 2026, IB Acquisition Corp., a Nevada corporation (“IB Acquisition”), and GNQ Insilico Inc., a corporation formed under the federal laws of Canada (“GNQ”), entered into a Business Combination Agreement (the “BCA”). Unless otherwise defined herein, capitalized terms used in this Current Report on Form 8-K have the meanings ascribed to them in the Business Combination Agreement. Pursuant to the BCA and by means of an arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), subject to the terms and conditions set forth in the BCA and a plan of arrangement (the “Plan of Arrangement”) to be submitted to the Ontario Superior Court of Justice (Commercial List) (the “Court”), upon the closing of the transactions contemplated by the BCA (the “Closing”), the GNQ Shareholders will receive the following consideration in exchange for their respective shares of capital stock of GNQ:

●	For each share of GNQ common stock (the “Company Common Shares”) held by eligible electing Canadian shareholders of GNQ (“Electing Shareholders”), the Electing Shareholder will receive a number of exchangeable shares in an indirect, wholly owned Canadian subsidiary of IB Acquisition (the “ExchangeCo Shares”) equal to the quotient obtained by dividing 50,000,000 by the Fully-Diluted Company Common Shares (as defined below) (the “Company Exchange Ratio”); and

●	For each share of Company Common Shares held by all other shareholders of GNQ (“Non-Electing Shareholders”, and collectively with the Electing Shareholders, the “GNQ Shareholders”), such Non-Electing Shareholder will exchange their respective Company Common Shares for shares of SPAC Class A Common Stock equal to the Company Exchange Ratio (the “Company U.S. Shareholder Exchange” and, together with the other exchanges and subscriptions described above, the “Share Exchanges”).

The “Arrangement Consideration” means the sum of US$500,000,000 (five hundred million U.S. dollars) plus any amount paid under the Revenue Earnout or the Share Price Earnout.

“Fully-Diluted Company Common Shares” means the total number of Company Common Shares outstanding immediately prior to the Arrangement Effective Time (including Company Common Shares issued upon conversion of Company Convertible Notes), plus (a) the shares of Company Common Shares issuable upon exercise of the Company Warrants on a cashless basis under Section 2.10(e), and (b) the shares of Company Common Shares issuable upon exercise of vested Company Options outstanding immediately prior to the Arrangement Effective Time (calculated in accordance with the treasury-stock method) less Dissenting Shares, but for certainty excluding any shares issuable upon exercise of unvested Company Options.

In addition, under the BCA and the Arrangement:

●	All outstanding options to purchase shares of Company Common Shares (the “Company Options”) will be exchanged for options to purchase shares of SPAC Class A Common Stock under the Company 2026 Stock Incentive Plan (“Replacement Options”) and such resulting Company Common Shares shall be exchanged in the Share Exchanges;

●	The Company Convertible Notes will be automatically converted into Company Common Shares immediately prior to the Arrangement Effective Time and such underlying Company Common Shares shall be exchanged in the Share Exchanges; and

●	The Company Warrants will be exchanged for shares of SPAC Class A Common Stock (the “Company Warrants Exchange”).

Following the Share Exchanges, IB Acquisition will contribute any Company Common Shares held by it to CallCo, a newly formed corporation under the laws of the Province of Ontario as a direct subsidiary of IB Acquisition, in exchange for all of the CallCo Common Shares, and immediately thereafter, CallCo will contribute any Company Common Shares held by it to ExchangeCo, a newly formed corporation under the laws of the Province of Ontario as a direct subsidiary of IB Acquisition, in exchange for ExchangeCo Common Shares.

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Representations, Warranties and Covenants

The BCA contains customary representations and warranties of the parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Company Material Adverse Effect or SPAC Material Adverse Effect. “Material Adverse Effect” as used in the BCA means with respect to GNQ or IB Acquisition, as applicable, any event, state of facts, development, change, circumstance, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the applicable party and its subsidiaries, taken as a whole or (ii) the ability of such party and its subsidiaries to consummate the Transactions, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the BCA or in information provided pursuant to certain disclosure schedules to the BCA.

The BCA also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other party, in each case, subject to certain exceptions and qualifications. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

IB Acquisition and GNQ agreed, as promptly as reasonably practicable after the execution of the BCA, to prepare and (in the case of IB Acquisition) file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the Class A Common Stock to be issued (or issuable) to GNQ shareholders (including those to be issued from time to time in exchange for ExchangeCo Shares), and containing a proxy statement/prospectus for the purpose of IB Acquisition soliciting proxies from the stockholders of IB Acquisition to approve (the “SPAC Stockholders’ Approval”) the BCA, the transactions contemplated thereby and related matters (collectively, the “Transaction Proposals”) at a special meeting of IB Acquisition stockholders (the “SPAC Stockholder Meeting”) and providing such stockholders an opportunity, in accordance with IB Acquisition’s organizational documents and initial public offering prospectus, to have their shares of Common Stock redeemed (the “Redemptions”).

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IB Acquisition agreed to take all action within its power so that effective at the Closing, the board of directors of New SPAC will consist of five (5) directors, comprised of (i) one (1) director designated by Sponsor who is reasonably acceptable to the Company and who qualifies as an “independent director” under stock exchange regulations applicable to New SPAC, and (ii) four (4) additional directors designated by GNQ in writing prior to filing the Proxy/Registration Statement, at least two (2) of whom shall qualify as an “independent director” under stock exchange regulations applicable to New SPAC (such that, in the aggregate, at least three (3) directors on the New SPAC Board qualify as independent), and the Chief Executive Officer of GNQ (and, as applicable, such other key executives as mutually agreed by IB Acquisition and GNQ) will be the Chief Executive Officer of New SPAC.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the BCA, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the Transaction Proposals, (ii) the granting of the interim order by the Court providing for, among other things, the GNQ shareholder meeting, and the granting of approval of the final order by the Court approving the Arrangement, (iii) all specified governmental and regulatory approvals and all waiting or other periods have been obtained or have expired or been terminated, as applicable, (iv) the effectiveness of the Registration Statement, (v) the shares of Class A Common Stock to be issued in the Transactions having been approved for listing on Nasdaq or the NYSE (as applicable), subject to round lot holder requirements, (vi) the consummation of the Transactions is not prohibited by applicable law, and (vii) IB Acquisition having a minimum of US$5,000,001 of net tangible assets upon the Closing (after giving effect to any Redemptions and any PIPE Investments (as defined below)).

The obligations of IB Acquisition to consummate (or cause to be consummated) the Transactions are also subject to, among other things, (i) the representations and warranties of GNQ being true and correct, subject to the materiality standards contained in the BCA, (ii) material compliance by GNQ with its pre-closing covenants, subject to the materiality standards contained in the BCA, (iii) no occurrence of a Company Material Adverse Effect, and (iv) GNQ has obtained executed Shareholder Support Agreements and Lock-Up Agreements from the requisite GNQ shareholders.

The obligations of GNQ to consummate (and cause to be consummated) the Transactions are also subject to, among other things, (i) the representations and warranties of IB Acquisition being true and correct, subject to the materiality standards contained in the BCA, (ii) material compliance by IB Acquisition with its pre-closing covenants, subject to the materiality standards contained in the BCA, (iii) the Available Cash being at least US$15.0 million, (iv) Sponsor has executed and delivered a Lock-Up Agreement, and (v) no occurrence of a SPAC Material Adverse Effect.

Termination Rights

The BCA contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of IB Acquisition and GNQ, (ii) if the consummation of the Transactions is prohibited by applicable law, (iii) by either IB Acquisition or GNQ if the board of directors of the other party publicly changes its recommendation with respect to the BCA and Transactions and related shareholder approvals under certain circumstances detailed in the BCA, (iv) by GNQ in order for GNQ to enter into a definitive agreement related to a Company Superior Proposal, (v) by either IB Acquisition or GNQ if the SPAC Stockholder Meeting is held and SPAC Stockholders’ Approval is not received, (vi) by IB Acquisition if the GNQ shareholders’ meeting is held and the required approval of the GNQ shareholders is not received, (vii) in connection with a breach of a representation, warranty, covenant or other agreement by a party which is not capable of being cured within 30 days after receipt of notice of such breach, subject to the materiality standards contained in the BCA, or (viii) by either IB Acquisition or GNQ if the Closing has not occurred on or before the 270-day anniversary of the date of the BCA (subject to extension for up to 60 days as described in the BCA).

None of the parties to the BCA are required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the BCA. However, in the event of certain terminations resulting from a material uncured willful breach or actual fraud, the breaching party will be required to pay a US$10,000,000 Break-Up Fee within three business days, payable upon the consummation of an Alternative Transaction or the liquidation or bankruptcy of the breaching party. Any Break-Up Fee owed by IB Acquisition must be funded solely from sources other than the Trust Account, and if an Alternative Transaction is consummated, the fee shall be funded from its proceeds. Each party will also remain liable for willful and material breaches of the BCA prior to termination. Notwithstanding anything in the BCA to the contrary, the board of GNQ may consider a Company Superior Proposal it receives that did not result from a material breach of exclusivity provisions in the BCA.

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Trust Account Waiver

GNQ agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in IB Acquisition’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The BCA is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the BCA. The BCA provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the BCA were made as of the execution date of the BCA only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the BCA. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the BCA. Moreover, certain representations and warranties in the BCA may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the BCA as characterizations of the actual statements of fact about the parties.

Side Letter Agreement

Concurrently with the execution of the BCA, the Company has also entered into a letter agreement (the “Side Letter Agreement”) with IBAC pursuant to which the Company will complete a debt financing of 10% secured convertible promissory notes (“Convertible Notes”) and common share purchase warrants (“Warrants”) for aggregate gross proceeds of up to US$2,000,000 (the “Bridge Financing”). In connection with the execution of the BCA, an investor introduced by IBAC purchased a Convertible Note for US$250,000 in aggregate principal amount of Convertible Notes. The Convertible Notes accrue on the outstanding principal balance at a rate of 10% per annum, calculated on the basis of a 360-day year and expire in six months from the date of issuance. At any time while the Convertible Notes remain outstanding, the holders may, at their option, elect to convert all or any portion of the aggregate principal amount outstanding under the Convertible Notes, together with any accrued and unpaid interest owing thereon, into that number of common shares in the capital of GNQ (“Company Common Shares”) as is equal to the quotient of (a) the aggregate principal amount outstanding under the Convertible Notes, together with any accrued and unpaid interest owing thereon as of the date immediately prior to conversion, divided by (b) a price per Company Common Share equal to 80% of the deemed price per Company Common Share as adjusted pursuant to the exchange ratio set forth in the BCA (the “Conversion Price”).

Each Convertible Note shall be accompanied by a five-year Warrant to purchase Company Common Shares, with the number of Company Common Shares determined by dividing (a) 100% of the principal amount of the Convertible Notes by (b) an assumed value for a Company Common Share to be agreed upon by the parties based on a discount to the US$10.00 reference value of a share of SPAC Class A Common Stock as set forth in the BCA. The Warrants are exercisable for a period of five years from the date of issuance, provided that, in the event that the Transaction is effected in advance of such expiry date, immediately prior to the effective time of the Transaction, the holders may elect to exercise the Warrants into Company Common Shares on a cashless basis. The exercise price under the Warrants will be equal to the Conversion Price.

The Side Letter Agreement, form of Convertible Note, and form of Warrant are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the letter agreement, form of Convertible Note, and form of Warrant.

Shareholder Support Agreement

Contemporaneously with the execution of the BCA, IB Acquisition, GNQ and certain GNQ shareholders entered into a Shareholder Support Agreement, pursuant to which, among other things, the GNQ shareholders party to such agreement agreed (i) to vote their GNQ shares in favor of the Arrangement and other resolutions needed to consummate the Arrangement and the other Transactions, and, subject to limited exceptions, to not transfer such shares, and (ii) to waive, and not to exercise, any dissent rights for GNQ shares in connection with the Arrangement. The GNQ shareholders party to the Shareholder Support Agreement collectively have a sufficient number of votes to approve the Arrangement.

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The Shareholder Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of (i) the Closing, (ii) termination of the BCA pursuant to its terms, and (iii) a Company Modification in Recommendation made in connection with a Superior Proposal. Upon such termination of the Shareholder Support Agreement, all obligations of the parties under the Shareholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Shareholder Support Agreement prior to such termination.

The Shareholder Support Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Shareholder Support Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of the BCA, IB Acquisition entered into a Sponsor Support Agreement with the Sponsor and GNQ, pursuant to which, among other things, the Sponsor agreed (i) to vote its shares of SPAC Capital Stock in favor of the BCA and each of the Transaction Proposals, and to not transfer such shares, (ii) not to redeem any of its shares of IB Acquisition capital stock in connection with the Transactions, (iii) to waive its anti-dilution rights with respect to its shares of IB Acquisition common stock, under the IB Acquisition amended and restated articles of incorporation, and (iv) to subject certain of its shares of IB acquisition common stock to additional transfer restrictions and other conditions set forth in the Sponsor Support Agreement.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and termination of the BCA pursuant to its terms and, if the BCA is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

The Sponsor Support Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Lock-Up Agreement

Prior to the Closing, IB Acquisition will enter into separate Lock-Up Agreements (each a “Lock-Up Agreement”) with a number of GNQ shareholders and Sponsor pursuant to which the securities of IB Acquisition and ExchangeCo held by such holders will be locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by such GNQ shareholders will be locked-up until the earlier of: (i) six (6) months after the date of the Closing, and (ii) subsequent to the Closing, the date on which SPAC consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of SPAC’s stockholders having the right to exchange their SPAC Common Stock for cash, securities or other property; provided, that if the closing trading price of the SPAC Common Stock on the stock exchange on which the SPAC Common Stock is listed exceeds US$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-day Trading Day period, then Holder shall have the right to sell 50% of its SPAC Common Stock subject to applicable regulatory restrictions, and if the closing trading price of the SPAC Common Stock on the stock exchange on which the SPAC Common Stock is listed exceeds US$15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-day Trading Day period, then Holder shall have the right to sell an the remaining 50% of its SPAC Common Stock subject to applicable regulatory restrictions.

A form of the Lock-Up Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

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Item 7.01. Regulation FD Disclosure

On March 16, 2026, IB Acquisition Corp., a Nevada corporation (the “IB Acquisition”), and GNQ Insilico Inc., a corporation formed under the federal laws of Canada (“GNQ”), entered into a Business Combination Agreement (the “BCA”). Pursuant to the BCA, and subject to the terms and conditions set forth therein, upon consummation of the transactions contemplated thereby, IB Acquisition will acquire GNQ in the business combination (the “Business Combination”) by way of a statutory plan of arrangement under the Canada Business Corporations Act through which GNQ’s shareholders will be issued shares of IB Acquisition and/or a newly-formed, indirect wholly-owned subsidiary of IB Acquisition.

On March 16, 2026, IB Acquisition and GNQ issued a joint press release announcing the execution of the BCA. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of IB Acquisition, GNQ or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation that will be used by IB Acquisition and GNQ with respect to the transactions contemplated by the BCA.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of IB Acquisition under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 or 99.2.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between IB Acquisition and GNQ. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, IB Acquisition intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all IB Acquisition stockholders. IB Acquisition will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of IB Acquisition are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by IB Acquisition through the website maintained by the SEC at www.sec.gov.

The documents filed by IB Acquisition with the SEC also may be obtained free of charge upon written request to IB Acquisition Corp., 1200 N Federal Highway, Suite 215, Boca Raton, FL 33432 or via email at ecm@ibsgroup.net.

Participants in the Solicitation

IB Acquisition, GNQ and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from IB Acquisition’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of IB Acquisition’s securities are, or will be, contained in IB Acquisition’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of IB Acquisition, or GNQ, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between IB Acquisition and GNQ. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and IB Acquisition’s, GNQ’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IB Acquisition and GNQ. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of IB Acquisition, the satisfaction of the minimum trust account amount following any redemptions by IB Acquisition’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) risks related to the timing, outcome, and scope of review by the SEC of the registration statement on Form S-4, (iv) the inability to complete the PIPE offering, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement entered into by IB Acquisition and GNQ, (vi) the outcome of any legal proceedings that may be instituted against IB Acquisition and/or GNQ related to the business combination agreement entered into by IB Acquisition and GNQ or the transactions contemplated thereby, (vii) the ability to maintain the listing of IB Acquisition’s stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (viii) volatility in the price of IB Acquisition’s securities, (ix) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (x) the effect of the announcement or pendency of the transaction on GNQ’s business relationships, operating results, performance and business generally, (xi) risks that the transactions disrupt current plans and operations of GNQ, (xii) changes in the combined capital structure of IB Acquisition and GNQ following the transactions, (xiii) changes in the competitive industries and markets in which GNQ operates or plans to operate, (xiv) changes in laws and regulations affecting GNQ’s business, (xv) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xvi) risks related to the uncertainty of GNQ’s projected financial information, (xvii) risks related to GNQ’s limited operating history, the rollout of its business and the timing of expected business milestones, (xviii) risks related to GNQ’s potential inability to achieve or maintain profitability and generate cash, (xix) current and future conditions in the global economy, and their impact on GNQ, its business and markets in which it operates, (xx) the ability of GNQ to retain existing customers and attract new customers, (xxi) the potential inability of GNQ to manage growth effectively, (xxii) the enforceability of GNQ’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xxiii) the ability to recruit, train and retain qualified personnel. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of IB Acquisition’s Form S-1 Registration Statement filed with the SEC on March 27, 2024, IB Acquisition’s Form 10-K filed on December 29, 2025, the Form S-4 Registration Statement that IB Acquisition will file, which will include a proxy statement/prospectus, and other documents filed or to be filed by IB Acquisition from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and IB Acquisition and GNQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither IB Acquisition nor GNQ gives any assurance that either IB Acquisition or GNQ will achieve its expectations.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of March 16, 2026, by and between IB Acquisition Corp and GNQ Insilico Inc.

10.1**	Side Letter Agreement, dated March 16, 2026, by and between IB Acquisition Corp. and GNQ Insilico Inc.

10.2**	Form of Secured Convertible Promissory Note.

10.3**	Form of Warrant Certificate.

10.4**	Shareholder Support Agreement, dated as of March 16, 2026, by and among IB Acquisition Corp., GNQ Insilico Inc. and the GNQ shareholders party thereto.

10.5**	Sponsor Support Agreement, dated as of March 16, 2026, by and among IB Acquisition Corp., GNQ Insilico Inc., and the Sponsor.

10.6**	Form of Lock-Up Agreement.

99.1	Joint Press Release, dated March 16, 2026.

99.2	Form of Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). IB Acquisition agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, IB Acquisition may request confidential treatment of omitted items.
**	Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that is treated as private or confidential by the Registrant. the Registrant hereby agrees to furnish an unredacted copy of the exhibit to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IB ACQUISITION CORP.

By:	/s/ Al Lopez
Name:	Al Lopez
Title:	Chief Executive Officer

Dated: March 16, 2026

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